APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Chingu, LLC
Income Statement - unaudited
For the periods ended 04-30-22

	Current Period	Prior Period
	30-Apr-22	31-Dec-21
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Depreciation	-	-
Insurance	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Utilities	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Chingu, LLC
Balance Sheet - unaudited
For the period ended 04/30/22

	Current Period	Prior Period
	30-Apr-22	31-Dec-21
ASSETS		
Current Assets:		
Cash	$ 95,000.00	$ -
Inventory	1,000.00	-
Total Current Assets	96,000.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	1,000.00	-
Total Fixed Assets	1,000.00	-
Other Assets:		
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 97,000.00	$ -
LIABILITIES		
Current Liabilities:		
Short-Term Liabilities	$ 1,500.00	$ -
Other Liabilities	-	-
Total Current Liabilities	1,500.00	-
Long-Term Liabilities:		
Notes Payable	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	95,500.00	-
Net Income (Loss)	-	-
Total Equity	95,500.00	-
TOTAL LIABILITIES & EQUITY	$ 97,000.00	$ -
Balance Sheet Check	-	-

I, David Son, certify that:

1. The financial statements of Chingu, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Chingu, LLC included in this Form reflects accurately the information reported on the tax return for Chingu, LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *David Son*

Name: David Son

Title: Owner